May 4, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Madeleine Mateo and Susan Block

Re:	Calculator New Pubco, Inc. Draft Registration Statement on Form S-4 Filed February 14, 2023 CIK No. 0001963088

Dear Ms. Mateo and Ms. Block:

On behalf of Calculator New Pubco, Inc. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated March 15, 2023 (the “Comment Letter”) with respect to the above referenced draft registration statement on Form S-4, filed by the Company on February 14, 2023.

The Company has filed via EDGAR the Registration Statement on Form S-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement Form S-4 submitted February 14, 2023

General

1.	Please file the stock purchase agreement with Wilson-Davis and the Pacsquare LOI and any amendments thereto as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file these agreements.

Response: In response to the Staff’s comment, the Company has filed the stock purchase agreement with Wilson-Davis, and all amendments thereto, as exhibits to the Registration Statement. The Company does not believe it is required to file the Pacsquare LOI as an exhibit to the Registration Statement as the Pacsquare LOI is merely a letter of intent with no definitive terms and is not a contract with AtlasClear. Furthermore, pursuant to Amendment No. 1 to the Business Combination Agreement, the transactions contemplated by the Pacsquare LOI are not required to be consummated prior to Closing, nor is such consummation a condition to the completion of the Business Combination.

May 4, 2023

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

The Company respectfully advises the Staff that the sponsor is not a non-U.S. person, is not controlled by a non-U.S. person, and does not have substantial ties with a non-U.S. person. No other person or entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with any non-U.S. person.

Notice to Shareholders, page 3

3.	We note your disclosure that if a public stockholder, alone or acting in concert as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limitation would not be redeemed for cash, without your prior consent. Please highlight in the Risk Factors section this disclosure and discuss the implications it may have on public stockholders.

Response: In response to the Staff’s comment, the disclosure on pages 68-69 of the Registration Statement has been revised.

May 4, 2023

Did the Quantum Board obtain a third-party valuation or fairness opinion, page 8

4.	Please revise here to include an explanation as to the reason the fairness opinion was obtained.

Response: In response to the Staff’s comment, the disclosure on page 8 of the Registration Statement has been revised.

Questions and Answers About the Proposals, page 8

5.	Where you present information regarding voting interests or equity ownership immediately after the consummation of the business combination, please include a sensitivity analysis showing a range of redemption scenarios that includes interim redemption levels. Please make conforming changes throughout the registration statement.

Response: In response to the Staff’s comment, the disclosure on pages 10-11 of the Registration Statement has been revised.

What will AtlasClear's equity holders receive, page 8

6.	We note the disclosure regarding the Earn Out Shares. Please explain to us how you anticipate those shares will be issued, such as whether you anticipate it being a registered transaction or an exempt transaction.

Response: In response to the Staff’s comment, the disclosure on page 9 of the Registration Statement has been revised.

7.	We note your disclosure that Atlas FinTech has agreed to transfer shares of Quantum Common Stock and Quantum Private Warrants that it holds to potential sources of financing and will forfeit any remaining following any transfers. Please clarify what will happen to those shares if financing is not entered into. In regards to potential other sources of funding, please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC's sponsors, directors, or officers will participate in the private placement.

Response: In response to the Staff’s comment, the disclosure on pages 9, 26, 28, 93 and 100 of the Registration Statement has been revised.

What interests do our initial stockholders, current officers, directors and advisors, page 10

8.	Please quantify in the question and answer section the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on the completion of the business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Please provide similar disclosure for the company's officers and directors, if material.

Response: In response to the Staff’s comment, the disclosure on pages 11, 65 and 110-114 of the Registration Statement has been revised.

May 4, 2023

What vote is required, page 17

9.	Please disclose what percentage of public shareholders need to vote in favor of the business combination for it to be approved.

Response: In response to the Staff’s comment, the disclosure on page 18 of the Registration Statement has been revised.

Summary of the Proxy Statement/Prospectus, page 21

10.	Please include a brief explanation of what you mean by small and middle market financial services firms.

Response: In response to the Staff’s comment, the disclosure on pages 23 and 171 of the Registration Statement has been revised.

11.	Please expand on page 27 and elsewhere as appropriate your disclosure regarding the Pacsquare acquisition to discuss the nature of the technology assets that will be transferred to AtlasClear.

Response: In response to the Staff’s comment, the disclosure on pages 29, 175 and 177-179 of the Registration Statement has been revised.

12.	We note your disclosure on page 32 that your directors and members of the Special Committee were aware of and considered certain conflicts of interest in evaluating and recommending the business combination. Please revise the conflicts of interest discussion to clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the disclosure on pages 35-36 and 109-113 of the Registration Statement has been revised.

May 4, 2023

13.	Refer to the pre-completion and post-completion organizational charts on pages 36 and 37. Please include disclosure accompanying the charts, explaining the various affiliations that exist.

Response: In response to the Staff’s comment, the disclosure on pages 40-41 of the Registration Statement has been revised.

14.	Please provide, in comparative columnar form, the information required by Item 3(g) of Form S-4.

Response: In response to the Staff’s comment, the disclosure on page 47 of the Registration Statement has been revised.

Commercial Bancorp Merger Agreement, page 26

15.	Please revise to disclose the amount of the proceeds expected to be utilized in the acquisition of Commercial Bancorp.

Response: In response to the Staff’s comment, the disclosure on pages 29 and 100 of the Registration Statement has been revised.

Risk Factors, page 41

16.	Please disclose the material risks related to the Pacsquare acquisition, as applicable.

Response: In response to the Staff’s comment, the disclosure on pages 58-59 of the Registration Statement has been revised. In addition, the Company wishes to respectfully clarify that following the Business Combination, AtlasClear anticipates acquiring certain technology assets of Pacsquare and not the entity itself.

17.	Please revise the last risk factor disclosure on page 46 to include risk factor disclosure related to the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function, and any effect this has on the board’s leadership structure.

Response: In response to the Staff’s comment, the disclosure on page 54 of the Registration Statement has been revised.

18.	We note your second full risk factor disclosure on page 49 regarding changes in interest rates and economic conditions. Please clarify here Commercial Bancorp's primary service area.

Response: In response to the Staff’s comment, the disclosure on page 57 of the Registration Statement has been revised.

May 4, 2023

19.	Please highlight the material risks to public warrant holders, including those arising from differences between Quantum Private Warrants and Quantum Public Warrants. By way of example only, please highlight that Quantum Public Warrants are non-redeemable and discuss the impact this may have on public warrant holders. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify the shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the disclosure on pages 79-80 of the Registration Statement has been revised.

20.	Please expand your discussion of the last risk factor on page 52 relating to the nominal purchase price paid by the initial stockholders for the founder shares to include any loans extended, fees due, and out-of-pocket expenses for which the Co-Sponsors and their affiliates are awaiting reimbursement. Please also highlight in the title of this risk factor the disclosure that initial stockholders of Quantum holding founder shares may be economically incentivized to complete a business combination with a riskier, weaker- performing or less-established target business, or on terms less favorable to the public stockholders.

Response: In response to the Staff’s comment, the disclosure on pages 63-65 of the Registration Statement has been revised.

The Company intends to use the net proceeds, page 42

21.	Please clarify here what is meant by the "net proceeds" from the Business Combination. Please include a separate risk factor, with its own subheading, to discuss the risk to your business goals if you are not able to consummate the CB Merger. Please also include a Question and Answer regarding the risk that you may not be able to consummate the CB Merger and explaining the potential consequences to your business goals if you are not able to consummate the CB Merger.

Response: In response to the Staff’s comment, the disclosure on pages 10, 49 and 55-56 of the Registration Statement has been revised.

May 4, 2023

Wilson-Davis and certain of its personnel are subject to various regulatory disciplinary orders, page 44

22.	Please revise to clarify if any of the disciplinary orders or sanctions are still in effect and if you believe you are in current compliance with such orders or sanctions, so that investors can assess the risk, or advise. Please also briefly explain the subject matter of the orders or sanctions, to the extent applicable, or advise.

Response: In response to the Staff’s comment, the disclosure on page 51 of the Registration Statement has been revised.

Quantum Ventures or Quantum's directors, executive officers or advisors, page 52

23.	We note the disclosure that Quantum Ventures or Quantum's directors, executive officers or advisors or their respective affiliates may purchase shares in privately negotiated transactions or in the open market prior to the completion of the business transaction and that the purpose of such purchase could be to vote such shares in favor of the Business Combination. Please provide your analysis on how such potential purchase would comply with Rule 14e-5.

Response: In response to the Staff’s comment, the disclosure on pages 20, 37, 61-62, 88-89, 112-113, 126 and 158 of the Registration Statement has been revised.

Quantum's stockholders may be liable for claims, page 60

24.	Please clarify here if the Extension Amendment has been approved, consistent with your disclosure under "Extension Amendment," at page 128. Similarly revise to update the term "Extend Date," under Frequently Used Terms, or advise.

Response: In response to the Staff’s comment, the disclosure on pages 2 and 71 of the Registration Statement has been revised.

Conditions to the Closing of the Business Combination, page 82

25.	Please clarify which of the following conditions are waivable, and by which parties.

Response: In response to the Staff’s comment, the disclosure on page 93-95 of the Registration Statement has been revised.

Background of the Business Combination, page 89

26.	Please expand your disclosures regarding the background of the transaction to include:

•	a description of how the target was identified and by whom, and how the negotiations were started and by whom;

May 4, 2023

•	identification of the two potential acquisition targets, including a description of the non-binding letters of intent entered into with the two potential acquisition targets;
•	any discussions with the target about the potential loss of clients in the near future or any other events that may materially affect the target's prospects or its financial projections for future performance of the business;
•	any discussions relating to the assumptions underlying any target projections;
•	whether there were any valuations or other material information about the companies involved in this transaction provided to potential investors that have not been disclosed publicly;
•	the negotiation of any contingent payments to be received by target shareholders; and
•	the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.

See Item 6 of Form S-4.

Response:

In response to the Staff’s comment, the disclosure on pages 101-105 of the Registration Statement has been revised. In addition, the Company respectfully advises the Staff that there were no valuations or other material information about the companies involved in the transaction provided to potential investors that have not been disclosed publicly and that there were no arrangements whereby any shareholder agreed to waive its redemption rights, other than the letter agreements, each dated February 4, 2021, entered into by the initial stockholders at the time of Quantum’s initial public offering.

27.	Please expand your disclosure on page 91 to clarify which members of the board were present for the board meeting to discuss implementation of a Special Committee for the proposed transaction with AtlasClear on August 12, 2022.

Response: In response to the Staff’s comment, the disclosure on page 103 of the Registration Statement has been revised.

28.	If applicable, please disclose for each Co-Sponsor whether it has other SPACs in the process of searching for a target company, whether the SPAC's Co-Sponsors considered more than one active SPAC to be the potential acquirer and how the final decision was reached.

Response: In response to the Staff’s comment, the disclosure on page 101 of the Registration Statement has been revised.

May 4, 2023

29.	We note that pursuant to the Business Combination Agreement that Atlas Financial Technologies Corp. will complete the acquisition of Wilson-Davis and consummate the transaction with Pacsquare, as well as AtlasClear plans to acquire Commercial Bancorp. Please briefly expand the Background discussion to discuss more specifically how these entities were considered.

Response: In response to the Staff’s comment, the disclosure on pages 103-106 of the Registration Statement has been revised.

30.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the disclosure on pages 12, 35-36, 64 and 111 of the Registration Statement has been revised.

Recommendation of the Quantum Board and Reasons for the Business Combination, page 93

31.	Please disclose whether and how the board took the consideration to be paid for the target companies into account in recommending the transaction and, if not, why not.

Response: In response to the Staff’s comment, the disclosure on pages 109-110 of the Registration Statement has been revised.

32.	Please define PFOF regulation.

Response: The Company respectfully advises the Staff that the disclosure has been revised to remove this reference from the Registration Statement.

33.	We note your disclosure on page 95 that Quantum stockholders will hold a minority interest in AtlasClear. Please include a risk factor addressing this and the impact it may have on Quantum stockholders.

Response: In response to the Staff’s comment, the disclosure on page 68 of the Registration Statement has been revised.

May 4, 2023

Opinion of SHEUMACK GMA, page 94

34.	We note several statements here and in Annex D to the effect that SHEUMACK GMA assumes no responsibility for projections, financial analyses, estimates, forecasts and similar data used in its analyses. While it may be acceptable to include qualifying language concerning data provided by other parties, the financial advisor should not disclaim responsibility. Please revise.

Response: In response to the Staff’s comment, the disclosure on page 115 and in Annex D of the Registration Statement has been revised.

35.	We note your disclosure that financial forecasts of AtlasClear, inclusive of the Target Acquisitions, were used in the analyses done by SHEUMACK GMA. Please disclose these financial projections, to the extent material, or advise.

Response: In response to the Staff’s comment, the disclosure on pages 106-109 of the Registration Statement has been revised.

36.	Please disclose the fees the financial advisor will receive upon completion of the business combination and any amount that is contingent upon completion of the transaction. Please also provide a clear description of any additional services the financial advisor or its affiliates provided in connection with the transaction, the related fees, and whether those fees are conditioned upon completion of the transaction. Please describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between SHEUMACK GMA or its affiliates and AtlasClear or its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure on page 124 of the Registration Statement has been revised.

The Advisory Charter Proposals, page 113

37.	Please revise the heading for Proposal No. 2F to ensure the heading reflects the content of the following disclosure.

Response: In response to the Staff’s comment, the disclosure on page 131 of the Registration Statement has been revised.

38.	Please revise the disclosure related to Proposal No. 2G to reconcile the statements that Quantum opted out of the provisions of Section 203 and that the company will be subject to the provisions of Section 203 of the DGCL.

Response: In response to the Staff’s comment, the disclosure on page 132 of the Registration Statement has been revised.

May 4, 2023

The Incentive Plan Proposal, page 117

39.	Please present the information specified in Section 229.201(d)(2) of Regulation S-K in tabular format as required by Section 229.201(d)(1) of Regulation S-K.

Response: The Company respectfully advises the Staff that as of the end of its most recently completed fiscal year, Quantum did not have any compensation plans under which equity securities were authorized for issuance. In response to the Staff’s comment, the disclosure on page 134 of the Registration Statement has been revised.

Termination of the TradeStation Merger Agreement, page 129

40.	We note your disclosure that you received a notice from TradeStation that purported to terminate the Merger Agreement on August 2, 2022. Please include this disclosure in the Background to the Business Combination on page 89. Please also expand your disclosure in the Background to the Business Combination section to briefly explain why the merger with TradeStation was ultimately not pursued.

Response: In response to the Staff’s comment, the disclosure on page 102-103 of the Registration Statement has been revised.

Redemption Rights for Public Stockholders, page 130

41.	We note your disclosure that the Co-Sponsors did not receive any compensation exchange for the agreement to waive their redemption rights. Please also disclose whether the Co- Sponsors received any consideration, outside of monetary compensation, in exchange for the waiver.

Response: In response to the Staff’s comment, the disclosure on page 159 of the Registration Statement has been revised.

Facilities and Executive Office, page 131

42.	Please disclose the general description and approximate square footage of the properties you own and lease. Please make conforming changes throughout the registration statement. Refer to Item 102 of Regulation S-K.

Response: The Company respectfully advises the Staff that it does not lease or own any properties. In response to the Staff’s comment, the disclosure on page 159 of the Registration Statement has been revised.

May 4, 2023

Executive Officer and Director Compensation, page 134

43.	Please quantify here the amount of unpaid fees due to Quantum Ventures.

Response: In response to the Staff’s comment, the disclosure on page 162 of the Registration Statement has been revised.

Information about the Proposed Combined Company, page 144

44.	We note your disclosure that AtlasClear expects to receive certain intellectual property from Atlas Fintech and Atlas Financial Technologies and will acquire certain assets of Pacsquare. We also note the disclosure in regard to the planned acquisition of Commercial Bancorp. Please revise to address the following:
•	Explain in detail the nature and terms of each of these transactions as well as your accounting treatment for each, indicating how you evaluated ASC 805 as well as the financial statement requirements of Rule 8-04(a) of Regulation S-X;
•	Specifically, tell us and provide us with a thorough accounting analysis, citing authoritative literature, supporting your determination of whether each of the acquisitions were an asset acquisition vs. a business combination;
•	Provide us with an analysis explaining how you evaluated whether each of these acquisitions are probable; and
•	Address the purchase price and the how the components of each individual transaction will be reflected in the financial statements.

Response: In response to the Staff’s comment, please note the following:

Acquisition of certain intellectual property from Atlas Fintech and Atlas Financial Technologies Corp.

AtlasClear is 50% owned by Atlas FinTech and 50% by Robert McBey, CEO of Wilson-Davis. To date, the primary purpose of AtlasClear has been to pursue the activities necessary to acquire Wilson-Davis and Commercial Bancorp and to effect a merger of the combined company with a special purpose acquisition company. AtlasClear has no operating activities. As of December 31, 2022, AtlasClear has spent approximately $782,000 for the foregoing activities.

May 4, 2023

In accordance with the Assignment and Assumption Agreement and Bill of Sale, dated November 16, 2022 (the “Contribution Agreement”), Atlas FinTech and Atlas Financial Technologies Corp. will transfer the rights to the following software products to AtlasClear: Rubicon, AtlasFX, BondQuantum, SURFACExchange, as well as certain other intellectual property assets in exchange for membership interests in Quantum Ventures. This transaction is valued at approximately $54.8 million and is contingent on the closing of the Business Combination. This will increase Atlas FinTech’s ownership of AtlasClear to over 50%.

Defining common control

U.S. GAAP does not define the term “common control.” The Emerging Issues Task Force in EITF Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141 (EITF 02-5), discussed, but did not reach a consensus, on the issue of how to determine whether separate entities are under common control. EITF 02-5 summarizes the criteria for determining whether common control exists based on a 1997 speech by the SEC staff. Although EITF 02-5 was not codified, the guidance from this speech has been applied in practice by SEC registrants and the SEC observer to the EITF noted that SEC registrants would be expected to continue to apply that guidance. Specifically, EITF 02-5 indicates that common control exists only in the following situations:

•	An individual or entity holds more than 50% of the voting ownership interest of each entity.

•	Immediate family members hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert). Immediate family members include a married couple and their children, but not the married couple’s grandchildren. Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration of the substance of the ownership and voting relationships.

•	A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

AtlasClear is 50% owned by Atlas Fintech and 50% owned by Mr. McBey. As Atlas Fintech does not own more than 50% of AtlasClear, the transfer of the intellectual property between AtlasClear and Atlas Fintech is not considered a transaction under common control.

May 4, 2023

How should the transaction be accounted for?

ASC 805 defines a business combination as, “A transaction or other event in which an acquirer obtains control of one or more businesses. Transactions sometimes referred to as true mergers or mergers of equals also are business combinations.”

ASU 2017-01 was issued in January 2017 and states that if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606.

ASC 805-20-25-1 states, “As of the acquisition date, the acquirer shall recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. Recognition of identifiable assets acquired, and liabilities assumed is subject to the conditions specified in paragraphs 805-20-25-2 through 25-3.”

ASC 805-20-30-1 states, “The acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition-date fair values.”

Goodwill at the date of the acquisition is measured in accordance with ASC 805-30-30-1, “The acquirer shall recognize goodwill as of the acquisition date, measured as the excess of (a) over (b):

(a) The aggregate of the following:

1.	The consideration transferred measured in accordance with this Section, which generally requires acquisition-date fair value (see paragraph 805-30-30-7)
2.	The fair value of any noncontrolling interest in the acquiree
3.	In a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree.

(b) The net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed measured in accordance with this Topic.

Determining whether an entity has acquired a business or an asset (or a group of assets) is critical because the accounting for a business combination differs significantly from that of an asset acquisition. The guidance requires an entity to first evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets (Step 1). If that threshold is met, the set of assets and activities is not a business. If it’s not met, the entity evaluates whether the set meets the definition of a business (Step 2). The guidance also requires a business to include at least one substantive process in addition to an input.

May 4, 2023

A business consists of inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The guidance establishes minimum requirements for what is considered a business and focuses the analysis on the substance of what is acquired (in contrast to the legacy guidance, which included an evaluation of whether a market participant could replace any missing elements). A business must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Therefore, a business need not include all the inputs and processes that the seller used in operating the set. Judgment will be required to evaluate when an input and substantive process together significantly contribute to the ability to create outputs.

The overall evaluation of whether a set is a business is performed from the perspective of a market participant. That is, how a seller operated the set or how the buyer intends to operate the set does not affect the analysis.

If the “substantially all” threshold is not met, entities must evaluate whether the set is a business.

AtlasClear was created to effectuate the transactions described above and to date has incurred expenses for this reason. They have no assets and therefore do not meet the definition of a business and therefore will be treated as an asset acquisition. Conditioned on the closing of the Business Combination and at the time of the Closing, Atlas Fintech and Atlas Financial Technologies Corp. will contribute certain software and intellectual property to AtlasClear. At the time of this analysis, AtlasClear would still not be considered a business as those assets do not have substantive processes along with it and do not automatically create outputs. No employees or customer arrangements will be contributed to AtlasClear pursuant to the Contribution Agreement.

What are the requirements under Rule 3-05 and Rule 8-04 for acquired company financial statements?

To determine whether Rule 3-05 applies, a registrant must first determine whether the assets and liabilities it is acquiring meet the SEC’s definition of a business in Rule 11-01(d) of Regulation S-X. Acquired assets and liabilities that do not meet the SEC’s definition of a business are not subject to the reporting requirements of Rule 3-05 or Article 11, even if they meet the U.S. GAAP definition of a business under Accounting Standards Codification (ASC) 805, Business Combinations. Under Rule 11-01(d), the general principle for identifying a business is that there must be continuity of the revenue-producing activity before and after the transaction, and the pre-acquisition financial information about the acquired business is therefore material to an understanding of the registrant’s operations after the transaction.

May 4, 2023

AtlasClear does not meet the definition of a business under Rule 11-01(d) – it does not have any revenue producing activities. Atlas FinTech is providing software and intellectual property to AtlasClear but it does not give them the capability to produce revenue. This conclusion is consistent with the conclusion per US GAAP under ASC 805 as indicated above. As the asset acquisition is directly related to the merger transaction, the asset acquisition will be included as a pro forma adjustment. The value of the technology received was determined based on discounted future cash flows utilizing an obsolescence factor of 1.2%, a royalty rate of 7.5% and present value factor of 25.6%. The purchase price was then allocated on a relative fair value basis for each identified technology as prescribed by ASC 805-50. The estimated useful life was determined to be five years.

Acquisition of Pacsquare Assets

AtlasClear and each AtlasClear Stockholder intend to enter into a definitive agreement with Pacsquare (the “Pacsquare Acquisition Agreement”) to reflect the terms and conditions the Pacsquare LOI as promptly as reasonably practicable after the Closing. Pursuant to the Pacsquare LOI, AtlasClear intends to purchase source code from Pacsquare for $4.8 million, $950,000 in cash or shares and the remainder in cash. As the Pacsquare LOI is non-binding, the Company has determined this transaction is not probable at this time and therefore it has not been considered in the Company’s accounting analysis or pro forma financial information.

If AtlasClear enters into the Pacsquare Acquisition Agreement based on the Pacsquare LOI, the Company will account for this transaction as an asset acquisition in accordance with ASC 805.

Acquisition of Commercial Bancorp

Commercial Bancorp, a Wyoming corporation, is a registered bank holding company and the owner of 100% of the outstanding stock of Farmers State Bank. AtlasClear entered into an amended and restated agreement and plan of merger with Commercial Bancorp whereby Commercial Bancorp will merge with and into a subsidiary of AtlasClear after the Business Combination, with Commercial Bancorp continuing as the surviving corporation and a wholly-owned subsidiary of AtlasClear, and immediately thereafter, Commercial Bancorp will merge with and into AtlasClear, with AtlasClear continuing as the surviving corporation and a wholly-owned subsidiary of the Company. The acquisition of Commercial Bancorp is conditioned on regulatory approval and approval of Commercial Bancorp’s shareholders and is expected to close approximately 12 months following the date of the CB Merger Agreement.

May 4, 2023

In a registration statement, Rule 3-05 financial statements and pro formas may be required for a business that has not yet been acquired if the acquisition is “probable.” While the SEC has not provided guidance about when an acquisition is probable, the general practice is to consider an acquisition probable when a public announcement is made by the registrant or when a binding agreement between the parties is in place. This usually occurs when the major provisions of the acquisition transaction have been agreed to in writing (i.e., a definitive agreement).

Rule 3-05 financial statements and pro formas are always required in registration statements for probable acquisitions of businesses that are more than 50% significant. A probable acquisition that is deemed to be a fundamental change also triggers a requirement to file the information before conducting a shelf offering.

While a definitive agreement has been signed with Commercial Bancorp, there are several more uncertain steps that need to occur before the CB Merger happens, including:

•	Closing of the Business Combination;
•	Acquisition of Wilson-Davis – the terms of the Broker-Dealer Acquisition Agreement between AtlasClear and Wilson-Davis expire on May 31, 2023 and FINRA approval is required for this acquisition to become effective; and
•	Regulatory Approval – AtlasClear needs to be approved as a financial holding company which will take at least nine months from the closing of the Second Merger.

In addition, management considered the importance of Commercial Bancorp to the overall success of the combined company and it was determined that it is not critical. While AtlasClear needs an institution that can carry funds greater than FDIC insurance limits, this can be any FDIC institution that can hold funds of the qualified (profit sharing and IRA) accounts, which will be funds swept from the broker dealer to the bank.

Commercial Bancorp was a small bank with a geographically localized base that management felt it would have ease of acquiring. The Company has also met with other banks in case this transaction does not get consummated.

Based upon the above analysis, the acquisition of Commercial Bancorp was not considered probable and therefore its financial statements will not be included in the pro forma financial statements.

May 4, 2023

Technology Assets to be Acquired from Pacsquare, page 150

45.	Please revise your disclosures to further describe the nature, functionality and amounts of the assets which the company plans to acquire from Pacsquare. Further, explain how you anticipate and plan to use those assets in the future business plans. For example, revise your disclosure to clearly define the term "innovative financial products" and exactly what that encompasses.

Response: In response to the Staff’s comment, the disclosure on pages 177-178 of the Registration Statement has been revised.

Trading Level 1 Application, page 150

46.	We note your disclosure that this application is expected to offer stock trading and options level 1 and fractional trading. Please revise to describe how you plan and expect the organizational and transactional structure to look, in order to operate and offer stock trading and fractional trading. For example, revise to provide a detailed discussion of the fractional share trading activities, how fractional trades will be executed, cleared, settled and held and by whom. Further, explain how you have considered the accounting impact from these fractional trading activities.

Response: In response to the Staff’s comment, the disclosure on page 178 of the Registration Statement has been revised.

47.	Please revise to address whether Pacsquare’s business services include offering to a customer the ability to invest or trade in cryptocurrencies and disclose if customers can participate in any type of staking. If so, please revise to provide a detailed discussion of these services as well as the related accounting for each service.

Response: In response to the Staff’s comment, the disclosure on page 177-178 of the Registration Statement has been revised. In addition, the Company respectfully advises the Staff that the Pacsquare LOI does not contemplate that Pacsquare’s business services to AtlasClear or the Company will provide customers the ability to invest or trade in cryptocurrencies, neither has AtlasClear or the Company entered into any agreement with Pacsquare or any other vendor to purchase cryptocurrency technology.

May 4, 2023

Information about Wilson-Davis Overview, page 151

48.	We note your disclosure that for the years ended June 30, 2022 and 2021, 20.2% and 39.6% of revenues were attributable to activities engaged in the legal cannabis industry referred by Canaccord Genuity. Further, we note that the termination or material reduction in the securities liquidation for customers of Canaccord Genuity would have a material adverse effect on the revenues and results of operation of Wilson-Davis. Please tell us and revise to disclose the nature and material contractual terms of the arrangements with Canaccord Genuity and describe the Company's promised goods and services for this arrangement. Please file such agreements as exhibits. In addition, provide us with the Company's five step accounting analysis for the arrangement in accordance with ASC 606. In addition, revise your revenue recognition policy footnote on page F-59 to more clearly describe the Company’s accounting policy for these revenue streams.

Response: In response to the Staff’s comment, the disclosure on page 179 and F-38 of the Registration Statement has been revised. The Company respectfully advises the Staff that Wilson-Davis does not have written agreements with Canaccord Genuity, but rather an informal verbal arrangement. Wilson-Davis has provided below its five-step accounting analysis for such arrangement in accordance with ASC 606:

1.	Contract: The standard customer cash account agreement requires the signature of the customer and is countersigned by Wilson-Davis and is therefore, a contract under ASC 606. The only performance obligation within the contract is to execute orders to purchase and sell securities at the direction of the customer.

2.	Performance obligation: When a customer instructs its broker to execute a transaction on its behalf, the customer is advised of applicable commissions, fees, and other terms, all of which are stated in a confirmation provided electronically the day following the transaction, thereby complying with ASC 606-10-32-2 and 606-10-32-28.

3.	Transaction price: Two days after the trade date, the transaction is settled with the underlying securities being transferred to/from the customer. Once the transfer takes place, Wilson-Davis has satisfied its performance obligation and recognizes revenue pursuant to ASC 606-10-25-23.

4.	Allocate transaction price: See “Transaction price” above.

5.	Satisfaction of performance obligation: See “Performance obligation” above.

May 4, 2023

Clearing Services, page 152

49.	We note that Wilson-Davis generates revenue from the service charges to Glendale Securities Inc. ("Glendale") for the clearing services. Please tell us and revise to disclose the nature and material contractual terms of the arrangements with Glendale and describe the Company's promised goods and services for this arrangement. In addition, provide us with the Company's five step accounting analysis for the arrangement in accordance with ASC 606. In addition, revise your revenue recognition policy footnote on page F-59 to more clearly describe the Company's accounting policy for these revenue streams.

Response: In response to the Staff’s comment, the disclosure on pages 180 and F-38 of the Registration Statement has been revised. In addition, Wilson-Davis has provided below its five-step accounting analysis for the arrangement in accordance with ASC 606:

1.	Contract: The signed Agreement with Glendale details the various performance obligations of Wilson-Davis. (ASC 606-10-25-14). The Agreement contains a fee schedule which details the fees to be charged for services rendered. (ASC 606-10-32-2).

2.	Performance obligation: Wilson-Davis provides services specified in the contract on a daily basis pursuant to ASC 606-10-32-2. Confirmations are distributed to Glendale’s customers daily and statements are sent monthly pursuant to 606-10-32-28.

3.	Transaction price: Two days after the trade date, the transaction is settled with the underlying securities being transferred to/from the customer. Once the transfer takes place, Wilson-Davis has satisfied its performance obligation and recognizes revenue pursuant to ASC 606-10-25-23.

4.	Allocate transaction price: See “Transaction price” above.

5.	Satisfaction of performance obligation: See “Performance obligation” above. Revenue from unsettled trades are not recognized until settled.

May 4, 2023

Margin Accounts, page 152

50.	Please revise to provide a comprehensive discussion of your margin lending activities. Please ensure to address the Company’s procedures as it relates to the collateral held and the requirement to obtain more collateral for margin trading activities. In addition, disclose the types of securities held as collateral.

Response: In response to the Staff’s comment, the disclosure on page 181 of the Registration Statement has been revised.

Net Capital Requirements, page 155

51.	Please revise to indicate if Wilson-Davis is currently in compliance with the excess net capital regulatory requirements and if not provide a specific detailed discussion addressing the plans to meet these requirements.

Response: In response to the Staff’s comment, the disclosure on page 184 of the Registration Statement has been revised.

Results of Operations, page 165

52.	Please expand your discussion of changes in revenue and results of operations to discuss by individual revenue stream, as well as to provide additional quantitative and qualitative factors driving the changes in results of operations. For example, clarify and disclose quantitative and qualitative changes relating to the following:
•	Fees and commissions charged on the liquidation of restricted and control microcap securities;
•	Clearing services charged to introducing brokers;
•	Fully paid stock lending;
•	Margin lending activities; and
•	Other financial services which includes the selling of mutual funds and real estate investment trusts.

Response: In response to the Staff’s comment, the disclosure on pages 193-195 of the Registration Statement has been revised.

53.	We note your reference to increased interest expense due to Wilson-Davis's letter of credit, yet your disclosure on page 166 states that there were no draws on this credit line during the year ended June 30, 2022. Please revise to clarify and explain the reason for increased interest expense related to Wilson-Davis's letter of credit.

Response: In response to the Staff’s comment, the disclosure on page 195 and 196 of the Registration Statement has been revised.

May 4, 2023

54.	We note your reference to $1,446,190 in regulatory, professional fees and related expenses resulting from additional legal fees incurred for defending an enforcement action and a FINRA fine. Please revise, here or where appropriate, to include a clear summary of the circumstances leading to the enforcement action and FINRA fine and discreet results from these events.

Response: In response to the Staff’s comment, the disclosure on page 51 and 194-195 of the Registration Statement has been revised.

Index to Financial Statements, page 212

55.	We note that the financial statements included within this filing do not include those for Calculator New Pubco, Inc. Please tell us, and revise to clarify (where appropriate) whether or not Calculator New Pubco, Inc. is consolidated within any of the Financial Statements provided and how you concluded this to be appropriate given that the financial statements are not of the issuer.

Response: In response to the Staff’s comment, the disclosure on page 166 of the Registration Statement has been revised to clarify that New Pubco is a subsidiary of Quantum and its operations are consolidated within Quantum’s financial statements which are included in the Registration Statement. New Pubco has had no activity since inception.

Pursuant to the Business Combination Agreement, among other things, (i) Merger Sub 1 (which is a wholly-owned subsidiary of New Pubco) will merge with and into Quantum, with Quantum continuing as the surviving corporation and a wholly-owned subsidiary of New Pubco.

56.	Please tell us and revise to clarify (where appropriate) the basis on which you concluded that the financial statements for Commercial Bancorp are not required to be included in this offering. Cite the specific authoritative literature considered in your response.

Response: In response to the Staff’s comment, Rule 3-05 financial statements and pro forma financial information are required in registration statements for probable acquisitions of businesses that are more than 50% significant.

May 4, 2023

First, management evaluated whether the acquisitions would be considered probable of occurring:

•	Wilson-Davis – a definitive agreement has been signed. Wilson Davis is considered the core operating company and the foundation for the Business Combination. If this transaction is not consummated, the Business Combination will not happen. Therefore, management deemed the Wilson-Davis Acquisition as probable.
•	Commercial Bancorp – while a definitive agreement has been signed with Commercial Bancorp, there are several more uncertain steps that need to occur before the acquisition happens as described in the response to Comment No. 44.

In addition, management considered the importance of Commercial Bancorp to the overall success of the combined company and it was determined that it is not critical. While AtlasClear needs an institution that can carry funds greater than FDIC insurance limits, this can be any FDIC institution that can hold funds of the qualified (profit sharing and IRA) accounts, which will be funds swept from the broker dealer to the bank.

Commercial Bancorp was a small regional bank that management felt it would have ease of acquiring. The Company has also met with other banks in case this transaction does not go through.

Based upon the above analysis, the acquisition of Commercial Bancorp was not considered probable and therefore its financial statements will not be included in the pro forma financial statements.

In addition, utilizing this guidance under Regulation S-X, Rule 11-01(b)(3)(i)(B), in order to calculate the significance of Commercial Bancorp, management performed the pro forma significant tests assuming the Wilson-Davis and AtlasClear acquisitions had occurred. While those acquisitions have not yet closed, the Company is using pro forma numbers including Wilson-Davis and AtlasClear (with the acquired assets from Atlas Fintech) because the Commercial Bancorp closing is contingent on the closing of the Business Combination, which includes closing of the Wilson-Davis Acquisition and receipt of the acquired assets from Atlas Fintech and Atlas Financial Technologies. The acquisition of Commercial Bancorp is contingent upon closing of the Business Combination and the contribution of certain software and intellectual property by Atlas Fintech and Atlas Financial Technologies Corp. as well as the Wilson-Davis Acquisition, therefore management felt it was appropriate to do the test assuming the closings of all of these transactions.

Based on this analysis, Commercial Bancorp is not significant (over 50%) for any of the tests and therefore does not need to be included in the pro forma financial statements nor do its financial statements need to be included based on Rule 3-05.

May 4, 2023

Wilson-Davis & Company, Inc.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

c. Revenue Recognition, page F-59

57.	Please revise to provide detailed discussions of each of the below mentioned revenue generating activities and provide us with a comprehensive revenue recognition analysis under ASC 606 addressing each activity:
•	The liquidation of restricted and control microcap and exchange traded securities;
•	Clearing activities on behalf of introducing broker-dealers;
•	Fully paid stock lending;
•	Margin lending activities;
•	Market making activities; and
•	Other which includes the selling of mutual funds and real estate investment trusts.

Response: In response to the Staff’s comment, the disclosure on pages F-38 to F-39 of the Registration Statement has been revised.

Note 4. Receivables & Payables With Broker Dealers and Clearing Organization, page F-61

58.	Please revise to disclose if there have been any losses recognized on the receivables from broker dealers or clearing organizations during the periods presented.

Response: In response to the Staff’s comment, the disclosure on page F-41 of the Registration Statement has been revised.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc: Robert McBey – Chief Executive Officer